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*JD 2/25

13012082

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATEL Securities Corporation

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, 9th Floor
(No. and Street)

San Francisco (City) — California (State) — 94111-2711 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stanley Bressman — 415-616-3429
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street Suite 900 (Address) — San Francisco (City) — California (State) — 94105 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 15 2013
REGISTRATIONS BRANCH
18

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27/13

OATH OR AFFIRMATION

I, Stanley Bressman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATEL Securities Corporation of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Financial Operations Principal
Title

(See attached certificate).
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

100 years THAT COUNTS 1913-2013

Report of Independent Registered Public Accounting Firm and Financial Statement

ATEL Securities Corporation
(Sec I.D. No. 17229)

December 31, 2012

MOSS ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

Report of Independent Registered Public Accounting
Firm and Financial Statement

ATEL Securities Corporation
(Sec I.D. No. 17229)

December 31, 2012

Certificate for a Jurat

State of California)
)
County of San Francisco)

Subscribed and sworn to (or affirmed) before me this 6th day of February, 2013, by Stanley S. Bressman, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

This certificate is attached to an oath or affirmation as part of the SEC Annual Audited Report, Form X-17A-5, of two pages, signed by Stanley S. Bressman.

ELLEN A. ARMOUR
COMM. #1963409
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Dec. 10, 2015

Ellen A. Armour
Notary Public

My commission expires December 10, 2015.

CONTENTS

ASSETS

Cash and cash equivalents	$	235,031
Due from parent		413,156
Due from affiliate		986
Other assets		2,467
Total assets	$	651,640

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accounts payable – trade	$	45,302
Due to affiliated fund		1,780
Commissions payable – third parties		24,060
Accrued liabilities		31,737
Total liabilities		102,879
Shareholder's equity		
Common stock, no par:100,000 shares authorized 10,000 shares issued and outstanding		20,000
Additional paid-in capital		390,233
Retained earnings		138,528
Total shareholder's equity		548,761
Total liabilities and shareholder's equity	$	651,640

See accompanying notes.

NOTE 1 – ORGANIZATION

ATEL Securities Corporation (the Company) was incorporated under the laws of the State of California on November 26, 1985. In February 1986, the Company was registered as a securities broker/dealer for the purpose of selling units in affiliated Funds of ATEL Capital Group and Affiliates (ATEL). The Company is a wholly owned subsidiary of ATEL Financial Services, LLC (the Parent). The financial position of the Company would be significantly different if the Company were autonomous.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The Company has evaluated all events subsequent to the statement of financial condition date of December 31, 2012, through February 6, 2013, which is the date these financial statements were issued and has determined that there are no subsequent events that require disclosure or recognition in these financial statements.

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents – Cash and cash equivalents include cash in bank accounts and cash equivalent investments with original maturities of 90 days or less.

Income taxes – As a Sub Chapter S Corporation, the December 31, 2012, net income of the Company is allocated to the shareholder for recognition of income tax liability or benefit.

The Company applies the Topic of the Financial Accounting Standards Board Accounting Standards Codification relating to accounting for uncertain tax positions. The income taxes Topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the Topic as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

For the December 31, 2012, financial statements the Company has no uncertain tax positions based on the criteria established under the income taxes Topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

NOTE 3 – CAPITAL REQUIREMENT

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital at December 31, 2012, was $127,152, which exceeded minimum net capital requirements by $120,293. The ratio of aggregate indebtedness to net capital was approximately .81 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

The securities business of the Company is limited to acting as a broker for the sale of units of affiliated Funds sponsored by ATEL. The Company receives all of its commission income, which is all of the Company's revenue, from these affiliated Funds. For the year ended December 31, 2012, the Company earned commissions of $3,261,344 relating to unit sales of affiliated Funds units (or shares). Such unit sales approximated $36,400,000 and 3,300,000 units (or shares). As of December 31, 2012, $1,780 was due to an affiliated Fund for over collected commissions. In addition, the Company is reimbursed by affiliated partnerships for organizing and managing the group of broker/dealers selling the partnerships' units. During the year ended December 31, 2012, the Company was reimbursed $1,575,927 for these services, which principally consists of payroll costs incurred on behalf of the Funds.

During the year ended December 31, 2012, the Company has made or collected short-term advances to/from the Parent or affiliates for working capital purposes. As of December 31, 2012, the outstanding advances amount to $414,142 due from the Parent and affiliates.

NOTE 5 – REGULATORY REQUIREMENTS

In management's opinion, the Company is exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended December 31, 2012, because it does not hold customer funds or securities.

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
ATEL Securities Corporation

Report on Financial Statements

We have audited the accompanying statement of financial condition of ATEL Securities Corporation, as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ATEL Securities Corporation as of December 31, 2012, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Moss Adams LLP

San Francisco, California
February 6, 2013

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

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